Exhibit 99.1

DESCRIPTION OF OUR OPERATING RESORTS

The following information describes each of our operating resorts, including their key amenities, features and awards.

Bellagio

Bellagio is located at the heart of the Las Vegas Strip and has earned the prestigious Five Diamond award from the American Automobile Association (“AAA”) since 2001.  The resort is richly decorated, including a conservatory filled with unique botanical displays that change with the seasons.  At the front of Bellagio is an eight-acre lake featuring over 1,000 fountains that come alive at regular intervals in a choreographed ballet of water, music and lights. For both business and leisure customers, Bellagio’s restaurants offer the finest choices, including Five Diamond award winners Picasso and Le Cirque.  Leisure travelers can also enjoy Bellagio’s expansive pool, world-class spa and Gallery of Fine Arts.  Via Bellagio features luxury retail shops and restaurants.

Bellagio features O, the Cirque du Soleil production where world-class acrobats, synchronized swimmers, divers and characters perform in, on, and above water.  Other entertainment options include Hyde Lounge overlooking the Bellagio fountains and several other unique bars and lounges.  Bellagio is connected via a covered walkway with Vdara and by a people mover to Crystals.

MGM Grand Las Vegas

MGM Grand Las Vegas, located on the corner of the Las Vegas Strip and Tropicana Avenue is a recipient of the prestigious AAA Four Diamond award.  In addition to the standard room offerings, the resort also offers several unique room offerings, including: StayWell, a unique wellness hotel experience; Skylofts, ultra-luxurious penthouse suites featuring the ultimate in personal service and a AAA Five Diamond award winner; and the exclusive Mansion for premium gaming customers.  Additionally, The Signature at MGM Grand is a connecting AAA Four Star all-suite, non-smoking, non-gaming development featuring three towers.

The resort boasts an extensive array of restaurants including two restaurants by renowned chef Joël Robuchon – whose self-titled restaurant is a AAA Five Diamond award recipient and a recipient of a Michelin three-star rating.  Other celebrity chef restaurants include Craftsteak by Tom Colicchio, Michael Mina’s Pub 1842, Emeril Lagasse’s New Orleans Fish House, and Hakkasan.

MGM Grand offers unique entertainment options including the spectacular show KÀ, by Cirque du Soleil, performed in a custom-designed theatre seating almost 2,000 guests.  The MGM Grand Garden Arena, with a seating capacity of over 16,000, hosts premier concerts, award shows, sporting events including championship boxing, and other special events.  The David Copperfield Theatre and Brad Garrett’s Comedy Club entertain guests seven nights a week.

For Daylife and Nightlife club goers, Hakkasan Las Vegas is the ultimate mega-night club and Wet Republic is the ultra-pool dayclub with shared global superstar resident DJs.

Other amenities include a traditional Wedding Chapel, numerous retail shopping outlets, over 800,000 square feet of flexible meeting space, a 90,000 square foot pillar-less trade show pavilion, and an extensive pool and spa complex.

Mandalay Bay

Mandalay Bay is the first major resort on the Las Vegas Strip to greet visitors arriving by automobile from Southern California.  This AAA Four Diamond resort features numerous restaurants, such as Charlie Palmer's Aureole, Wolfgang Puck's Lupo, Hubert Keller’s Fleur, Shawn McClain’s Libertine Social and Michael Mina’s Stripsteak.  Mandalay Bay offers multiple entertainment venues that include a 12,000-seat special events arena, the House of Blues, and a 1,700-seat showroom which is the home of the Cirque du Soleil Michael Jackson ONE production show.

Mandalay Bay also offers 2.1 million square feet of convention, ballroom and meeting rooms.  At the south end of the convention center is the Shark Reef Aquarium, exhibiting sharks, other fascinating sea creatures and a Komodo dragon.  Mandalay Bay’s expansive pool and beach area plays host to an array of evening open air concerts during the pool season, a large wave pool, and Moorea, a European-style “ultra” beach and Daylight Beach Club.  The resort also features Spa Mandalay, a 30,000 square-foot spa and fitness center.

Included within Mandalay Bay is a Four Seasons Hotel with its own lobby, restaurants and pool and spa, providing visitors with 14 years of AAA Five-Diamond-rated hospitality experience.  The Delano is an all-suite hotel tower within the Mandalay Bay complex.  The Delano includes its own spa and fitness center, a lounge and restaurants, including Rivea and the Skyfall lounge, created by famed chef Alain Ducasse and located on the top floor of The Delano.

The Mirage

The Mirage is a tropically-themed hotel and casino resort located at the center of the Las Vegas Strip and is recognized by AAA as a Four Diamond resort.  The exterior of the resort is landscaped with lagoons and other water features centered around a volcano that erupts at scheduled intervals.  Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100-foot-high glass dome.  Located at the rear of the hotel, adjacent to the swimming pool area, is Siegfried & Roy’s Secret Garden and Dolphin Habitat, an attraction featuring bottlenose dolphins that allow guests to view the beautiful exotic animals of Siegfried & Roy, the world-famous illusionists.

The Mirage features a wide array of restaurants, including Tom Colicchio’s Heritage Steak, Stack and Osteria Costa.  Casual dining options include Cravings Buffet, Carnegie Deli, California Pizza Kitchen and Pantry.  Entertainment at The Mirage features The Beatles Love, by Cirque du Soleil; celebrity impressionist and ventriloquist Terry Fator, winner of NBC’s America’s Got Talent competition; and The Mirage Aces of Comedy series featuring acts such as Daniel Tosh, Ron White, Ray Romano and others.  Nightlife options at The Mirage include 1OAK night club and Parlor, an intimate piano lounge.  The Mirage has numerous retail shopping outlets and 170,000 square feet of meetings and convention space, including the 90,000-square foot Mirage Events Center.

Luxor

Luxor is a pyramid-shaped hotel and casino resort situated at the south end of the Las Vegas strip between Mandalay Bay and Excalibur.  In addition to the well-known beam of light, brilliantly shining from the top of the pyramid, Luxor offers over 35,000 square feet of flexible meeting space, Nurture Spa, and food and entertainment venues on three different levels beneath a soaring hotel atrium.  Nightlife and dining at Luxor includes TENDER steak & seafood, rated one of Las Vegas’ top steakhouses, Public House, the popular East Coast hangout featuring casual cocktails, comfortable food and spectacular sports and Diablo’s Cantina, a restaurant featuring a unique brand of south-of-the-border dining.  The Luxor is home to Titanic: The Artifacts Exhibition, and Bodies… The Exhibition.  With some of the most popular entertainment in Las Vegas, Luxor features the popular entertainment show Blue Man Group, “Entertainer of the Year” prop comic Carrot Top and the adult dance revue Fantasy.

Excalibur

Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of Las Vegas Boulevard and Tropicana Avenue.  Entertainment options at Excalibur include the long-running Tournament of Kings dinner show, The Australian Bee Gees and the male revue Thunder from Down Under.  Excalibur’s other world-class venues include the Fun Dungeon, featuring the Excalibur arcade, and the Castle Walk, a shopping expedition featuring artisans’ booths and specialty shops.  In addition, Excalibur has several restaurants and bars including Dick’s Last Resort, a wacky and wild down-to-earth dining and entertainment option, Buca di Beppo, serving fresh, authentic family style Italian food and Camelot Steakhouse, offering the finest cuts of beef, along with the freshest seafood.  The property also features a fitness facility and spa, as well as a pool with over 30,000 square feet of deck space.  Excalibur, Luxor and Mandalay Bay are connected by a tram allowing guests to travel easily from resort to resort.

New York-New York

New York-New York is located at the corner of the Las Vegas Strip and Tropicana Avenue.  Pedestrian bridges link New York-New York with both MGM Grand Las Vegas and Excalibur.  The architecture at New York-New York replicates many of New York City’s landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster.  New York-New York also features several restaurants and numerous bars and lounges, including nationally recognized Tom’s Urban, Shake Shack, and Nine Fine Irishmen, an authentic Irish Pub. New York-New York’s entertainment options include Zumanity by Cirque du Soleil and The Bar at Times Square piano bar. New York-New York, Park MGM and the T-Mobile Arena are connected by The Park, an eclectic blend of restaurants, bars, and entertainment.

Park MGM

Park MGM is located on the Las Vegas Strip adjacent to New York-New York. The resort currently offers a variety of restaurant offerings, including fine dining at Bavette’s Steakhouse & Bar and Primrose. Park MGM also features Eataly, a vibrant market with cafes, to-go counters and restaurants interspersed with high-quality products from sustainable Italian and local producers. Park MGM is also home to the Park Theater, which opened in December 2016. The 5,200 seat-entertainment venue was created to host world-renowned performers.

Included in Park MGM is NoMad Hotel, a placed of rendezvous and romance, where elegant evenings and moments of chance mix with extraordinary food and gracious hospitality. The design, as in New York and Los Angeles, is a collaboration with Jacques Garcia drawing inspiration from the natural surroundings of the desert with a nod to the glamour and playfulness of the Strip.

Circus Circus Las Vegas

Circus Circus Las Vegas is situated on the north end of the Las Vegas Strip and features the Adventuredome, a five-acre indoor theme park, and the Midway, which houses performances by circus acts and provides amusement for all ages.  Circus Circus is home to the awarding winning THE Steak House, which has been voted Best of Las Vegas for over 30 years.  The Adventuredome features the El Loco roller coaster, where riders will experience twists, turns and drops very unique in the coaster world as they ascend 90 feet before dropping to experience a feeling of flying. Circus Circus also features the Splash Zone, which includes over an acre of swimming pools, whirlpools, a slide tower and a water playground.

MGM Grand Detroit

MGM Grand Detroit is the city’s first downtown hotel, gaming, and entertainment destination built from the ground up.  The resort features Wolfgang Puck Steak, TAP sports pub, exciting nightlife amenities, and a luxurious spa.  Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and events space.

Beau Rivage

Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi.  Beau Rivage blends world-class amenities with southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants and bars, a 1,550-seat theatre, an upscale shopping promenade, and a world-class spa and salon.  The resort also has 50,000 square feet of convention space.

Gold Strike Tunica

Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County.  The property features Millennium Theatre, the Chicago Steakhouse, Atrium Cafe, a buffet, and 20,000 square feet of meeting space.  Gold Strike Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties.

Borgata

The Borgata Hotel Casino and Spa is located at Renaissance Pointe in Atlantic City, New Jersey.  In addition to its guest rooms and suites and extensive gaming floor, Borgata offers several specialty restaurants, including Angeline by Michael Symon, Bobby Flay Steak, Izakaya and Wolfgang Puck American Grille. Borgata also includes various retail shops, a European-style health spa, approximately 70,000 square feet of meeting space and unique entertainment venues, including the Water Club with 18,000 square feet of event space and The Music Box, a concert venue with 1,000 seats.

National Harbor

National Harbor is a destination casino resort in Prince George’s County at National Harbor, which is a waterfront development located on the Potomac River just outside of Washington, D.C. The casino resort includes a boutique hotel and exclusive restaurants by celebrated chefs José Andrés and Michael and Bryan Voltaggio, complementing an array of specialty and quick-casual dining. The Theater at MGM National Harbor, an intimate 3,000-seat entertainment venue delivers A-list performers normally reserved for arena-sized settings. The Conservatory at MGM National Harbor is a spectacular floral attraction that changes seasonally.

National Harbor also offers three bars and lounges, a two-level, 27,000-square-foot spa and salon with, and an eclectic retail district with multiple offerings ranging from Fink’s Jewelers and Stitched to the first standalone boutique for SJP by Sarah Jessica Parker.

MGM Springfield

MGM Springfield opened on August 24, 2018 and is located in the heart of downtown Massachusetts. The resort features whimsical accommodations with nods to notable locals Theodor Geisel (Dr. Seuss) and Emily Dickinson. It also features recognized-chef restaurants by James Beard Award-winning chef Michael Mina and Adam Sobel, and Hell’s Kitchen winner Meghan Gill, innovative lounges, luxury Regal Cinemas and a bowling alley. MGM Springfield also includes a full-service spa, an 8,000 square foot pool, 34,000 square feet of versatile convention space and various retail shops. The MassMutual Center, an 8,000-seat sports and entertainment venue with 100,000 square feet of flexible meeting space, is managed by MGM Springfield and located adjacent to the resort.

MGM Macau

MGM Macau is an award-winning, five-star integrated casino and luxury hotel resort located on the Macau Peninsula.  The resort’s focal point is the signature Grande Praca and features Portuguese-inspired architecture, dramatic landscapes and a glass ceiling rising over 80 feet above the floor of the resort.  The Grande Praca features unique themed displays and events throughout the year. The hotel comprises a 35-story tower with rooms, suites and private luxury villas.  In addition, MGM Macau offers luxurious amenities, including a variety of diverse restaurants and world-class pool and spa facilities.  The hotel is directly connected to the prestigious 200,000 square foot One Central Complex, which features many of the world’s leading luxury retailers.

MGM Cotai

MGM Cotai opened February 13, 2018, and is a luxury, award-winning integrated casino and resort located on the Cotai Strip in Macau. The resort offers hotel rooms and suites, meeting space, a high-end spa, retail offerings, food and beverage outlets and will offer the Mansion for the ultimate luxury experience. MGM Cotai also offers Asia’s first dynamic theater and a spectacle that introduces more advanced and innovative forms of entertainment to Macau.

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